Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: Rockwell Collins, Inc.

SEC File No.: 001-16445

Date: September 6, 2017

United Technologies’ planned acquisition of Rockwell Collins

Q&A for Rockwell Collins employees who participate in the Non-Qualified Pension Plan

Below are some common questions and answers regarding how our intended acquisition by United Technologies Corp. (UTC) will impact your Non-Qualified Pension Plan.

NON-QUALIFIED PENSION PLAN

Q1. I have an accrued benefit in the frozen Rockwell Collins 2005 Non-Qualified Pension Plan (2005 NQPP). What happens with this benefit?

A. The 2005 NQPP was frozen in 2006 and if you are an eligible participant, your accrued benefit remains payable to you. Amounts accrued under the 2005 NQPP will be paid according to your change of control election on file. If you failed to make a change of control election, the default rule will apply and the actuarial value of your accrued benefit will be distributed to you in a single lump-sum upon a change in control. The closing of the transaction will be a change in control for purposes of the 2005 NQPP, and the actuarial value under the 2005 NQPP that is payable in a lump sum upon a change in control will be paid to you within 45 days after the closing date of the transaction. If you do not remember completing a change of control election or did not retain a copy of your election form, email Martha Vitti at martha.vitti@rockwellcollins.com or call 829.3831 or 714.929.3831 to determine how your benefit will be paid to you.

Q2. I will be getting a lump sum payment of my 2005 NQPP account balance when the transaction closes. Can I change this election?

A. You are permitted to change when and how your accrued benefit will be distributed to you as long as the change complies with the requirements of Section 409A of the Internal Revenue Code (409A). 409A requires that any change:

•	must be made at least 12 months before the originally scheduled payment date;
•	can’t go into effect until at least 12 months after the change is made; and
•	must specify a new payment date that is at least 5 years (and not more than 15 years) after the originally scheduled payment date.

For example, you could elect to receive the actuarial equivalent of your accrued benefit paid in installments starting on the fifth anniversary of the date the transaction closes. However, this change will not be permitted under 409A, and your election will be disregarded, if the transaction closes within one year of the date you make your election.

If you want to make a change, we recommend you do so as soon as possible to increase the likelihood that your change will be effective. Email martha.vitti@rockwellcollins.com or call 829.3831 or 714.929.3831 to obtain a new change of control election form. As noted above, if the transaction closes prior to the first anniversary of the transaction, any change you make will be disregarded.

Q3. Suppose I make the election described in Q2 to receive my 2005 NQPP benefit on the 15th anniversary of a change of control in a lump sum and the transaction closes 13 months after I made my election. I then retire two years later at age 55 and had elected to receive my account balance in ten installments. Will my retirement installment payments be delayed?

A. No. The fact that you elected a 15-year delay in connection with a change of control doesn’t disrupt what happens on retirement, if that happens sooner. However, if you had elected a 5-year delay and a lump sum payment and remain employed through both the change in control date and the fifth anniversary of such date, you would get a lump sum payment on the 5th anniversary of the transaction. If you elected a 10-year delay with a lump sum payment upon a change of control and then retire 7 years later and begin receiving installment payments, any unpaid installments would be paid on the 10th anniversary of the transaction date. In order to avoid earlier than expected payment of your deferred compensation on a change of control, consider electing to defer the payment for 15 years and elect to receive installment payments.

Q4. I participate in the Rockwell Collins Pre-2005 Non-Qualified Pension Plan (Pre-2005 NQPP). Will my account balance be paid to me when the transaction closes?

A. If you have an accrued benefit in the frozen Pre-2005 NQPP, your benefits will be paid at retirement and will follow your qualified pension plan election.

This Q&A is only a summary and in the event of a conflict between this summary and the terms of the merger agreement or the applicable compensation or benefit plan or agreement, the merger agreement or the applicable plan or agreement will govern. This summary will not be treated as an amendment or other modification of any compensation or benefit plans or agreements and will not prohibit UTC or Rockwell Collins from amending or terminating any compensation or benefit plan or agreement in accordance with its terms.

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Safe Harbor Statement

This communication contains statements, including statements regarding the proposed acquisition of Rockwell Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

Additional Information

In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United

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Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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